Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

Three months ended
March 31, 2010
(Millions)
Earnings:
Loss from continuing operations before income taxes	$(243)
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(12)

Loss from continuing operations before income taxes and equity earnings	(255)

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	173
Rental expense representative of interest factor	3

Total fixed charges	176

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	11

Less:
Capitalized interest	(17)

Total earnings as adjusted	$(85)

Fixed charges	$176

Ratio of earnings to fixed charges	(b )

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.

(b)	Earnings are inadequate to cover fixed charges by $261 million.